GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02 MAY -9 AM 10:09

02028900

22 April 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

SUPPL

Exemption File 82-5204

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

New GKN PLC

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange today.

Yours faithfully,

S. De Ritter

pp **David Pavey**
Assistant Company Secretary

Enc.

dw 5/9

COMPLIANCE/SEC/COR/notification of press release

22 April 2002

Sir Ian Gibson CBE joins the Board of GKN

Following a meeting of its Board on 19th April 2002, GKN plc announces the appointment of Sir Ian Gibson as a non-Executive Director with effect from 1st June 2002.

Sir Ian Gibson (aged 55) is Chairman of the Department of Trade and Industry Automotive Innovation/Growth Team. Prior to taking up this role for the Department of Trade and Industry he had a long and successful career in the Automotive Industry, first with Ford and subsequently with Nissan, where he became President of Nissan Europe and Senior Vice President of Nissan Motor Co. Japan. He is currently a member of Court of the Bank of England, a non-Executive Director of BPB plc and ProDrive Limited and is an adviser to All Nippon Airways. He was formerly a Director and Deputy Chairman of ASDA Group plc.

Sir David Lees, Chairman of GKN, said "Ian Gibson is a distinguished addition to our Board. He has extensive experience of the world's automotive industry and in particular with both American and Japanese manufacturers. He was responsible for the development of Nissan's UK based manufacturing operations and was the first European to lead Nissan's operations in Europe. He will bring invaluable experience to the Board as GKN continues to grow its focused engineering businesses".

There are no other matters to be disclosed under paragraph 16.4 of the Listing Rules of the United Kingdom Listing Authority.

Note to editors:

GKN is a global engineering company focused on automotive and aerospace. GKN provides highly engineered products requiring complex manufacturing to virtually all of the world's major producers of automotive vehicles, aircraft and aero engines. GKN operates in more than 30 countries and employs 36,300 people in its subsidiaries. Its joint ventures, the largest of which is AgustaWestland, employ 13,500 people. In 2001 GKN achieved sales of £4.3 billion and profit before tax, goodwill amortisation and exceptional items of £245 million.